July 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Sandra Hunter Berkheimer
Ms. Sonia Bednarowski Ms. Kate Tillan Ms. Bonnie Baynes

	Re:	CleanSpark, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2023 filed December 1, 2023
Form 10-Q for the Quarterly Period Ended March 31, 2024 filed May 9, 2024
File No. 001-39187

Dear Ms. Tillan and Ms. Bednarowski:

This letter is being furnished on behalf of CleanSpark, Inc. (the “Company,” “we” or “us”) in response to the comment received from the staff of the Division of Corporation Finance Office of Crypto Assets (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 28, 2024, regarding the Company’s Form 10-K for the Fiscal Year Ended September 30, 2023 (the “10-K”) (File No. 000-39187) filed on December 1, 2023 and the Company's Form 10-Q for the Quarter Ended March 31, 2024 (the “10-Q”) (File No. 000-39187) filed on May 9, 2024.

The text of the Staff’s comment has been included in bold and italics for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter. For your convenience, we have also set forth the Company’s response immediately below the numbered comment.

Form 10-K for the fiscal year ended September 30, 2023

General

1.
Refer to your response to comment 1. In future filings, please disclose a breakeven analysis that, along with the energy and hosting costs, includes the mining equipment costs and related financing costs so that investors understand how the cost to mine one bitcoin compares to the value of bitcoin.

Response: The Company will modify the “Analysis of costs to mine one bitcoin” table within Management’s Discussion & Analysis to includes separate line items for both mining equipment costs (miner depreciation) and related miner financing costs. The modifications to the table will be made in future Form 10-Q and Form 10-K filings commencing on the Company’s Quarterly Report on Form 10-Q Ended June 30, 2024.

Form 10-Q for the Quarterly Period Ended March 31, 2024

Note 2. Summary of Significant Accounting Policies

Revenue from Contracts with Customers - Revenue from Bitcoin Mining, page F-11

2.
We acknowledge your response to prior comment 2. In your response, you indicated that you would make certain revisions to your disclosure in future periodic reports. We are unclear how disclosure in your Form 10-Q for the quarterly period ended March 31, 2024 incorporates those changes. Please specifically address the following concerning your mining revenue recognition under ASC 606:

• Tell us your consideration of disclosing that the services you provide are an output of your ordinary activities.

Response: The Company will specifically describe in it the Summary of Significant Accounting Policies that the services we provide are an output of our ordinary activities. We have attached as an Exhibit A to this letter a current draft of our revised disclosure of our Revenue Recognition policy included within the Summary of Significant Accounting Policies, which we believe addresses the comments throughout this question #2.

• Since you told us that the option to renew does not represent a material right, tell us your consideration of disclosing that you have determined that the mining pool operator’s (i.e., the customer's) renewal option is not a material right as the terms, conditions, and compensation amounts are at then market rates.

Response: The implied renewal option is not a material right because there are no upfront or incremental fees in the initial contract and the terms, conditions, and compensation amount for the renewal options are at the then market rates. The Company will enhance its disclosure to include reference to such. The proposed language is included in the Exhibit A to this correspondence for your reference.

• You told us that a more accurate description of your promise and single performance obligation is a service to perform hash calculations for the pool operator. Please revise your disclosure in future filings to describe your performance obligation as such (i.e. the provision of hash calculations).

Response: The Company will ensure that future filings are consistent and concise stating that our single performance obligation is a service to perform hash calculations for the pool operator.

• In your response, you confirmed our understanding that contract duration is for a period of less than 24 hours. However, disclosure in your 10-Q continues to imply contract duration is for a period of one day. For example, on page F-12 of your 10-Q you state “the performance obligation of computing power services is fulfilled over time, as opposed to a point in time, because the Company provides the hash computation computing power throughout the day and the customer simultaneously obtains control of it and uses the asset to produce bitcoin.” Additionally, you state on page F-12 “According to the customer contract, daily earnings are calculated from midnight-to-midnight UTC time.” Please advise or revise.

Response: The Company will revise the disclosure in future filings to ensure consistent and concise references to contact duration as being a period of less than 24 hours. The proposed language is included in the Exhibit A to this correspondence for your reference.

• In your response, you confirmed that the company measures noncash consideration received on the date of contract inception. However, it appears based on your disclosure that you measure noncash consideration received at midnight UTC the day after contract inception. Please explain to us how your policy is consistent with the requirement to measure cash consideration on the date of inception, and how you concluded a time on the date of contract inception (e.g. 23:59:59) is not more appropriate.

Response: The Company receives non-cash consideration in the form of bitcoin, fair value of which the Company measures at 23:59:59 UTC on the date of contract inception using the Company's principal market for bitcoin. The proposed language clarifying this matter is included in the Exhibit A to this correspondence for your reference.

• Based on your response, it appears that network difficulty is a variable that impacts block rewards and transaction fees, and does not on its own seem to be a component of the revenue recorded for your bitcoin mining activities. Please revise your disclosure accordingly.

Response: The Company can confirm that network difficulty is a variable that impacts block rewards and transaction fees and is not on its own a component of revenue. The Company will revise the disclosure in future filings. The proposed language is included in the Exhibit A to this correspondence for your reference.

We appreciate the Staff’s time and attention, and we hope that the foregoing has been responsive to the Staff’s comments. If you have any further questions or need any additional information, please feel free to contact the undersigned at 702-989-7692 ext. 700 or Mark D. Wood of our counsel Katten Muchin Rosenman LLP at 312-902-5493 or mark.wood@katten.com at your convenience.

Sincerely,

/s/ Gary A. Vecchiarelli
Gary A. Vecchiarelli
Chief Financial Officer

cc: Mark D. Wood

Katten Muchin Rosenman LLP

EXHIBIT A

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue from Contracts with Customers - Revenue from Bitcoin Mining

The Company participates in a third-party operated mining pool. As a participant in the third-party operated mining pool, the Company provides a service to perform hash calculations to the third-party operated mining pool, which is an output of our ordinary activities. The Company recognizes revenue in accordance with ASC Topic 606 – Revenue from Contracts with Customers (ASC 606). The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

1.
Identify the contract with the customer
2.
Identify the performance obligations in the contract
3.
Determine the transaction price
4.
Allocate the transaction price to the performance obligations in the contract
5.
Recognize revenue when the company satisfies a performance obligation

Step 1: The Company has identified the third-party mining pool operator as its customer (the "Customer"). The Company enters into a contract with the Customer to provide its hash calculations to the Customer's mining pool. The contracts are terminable without penalty at any time by either party, and thus the contract term is shorter than a 24-hour period and the contracts are continuously renewed.

The Customer provides services solely for bitcoin mining and the fees charged during the most recent quarter were [0.XX%] of the total daily bitcoin mined. Applying the criteria per ASC 606-10-25-1, the contract arises at the point that the Company provides hash calculations to the Customer's mining pool, which is considered contract inception, because Customer consumption is in tandem with delivery of the hash calculations.

Step 2: In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met:

•
The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct); and
•
the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

Based on these criteria, the Company has identified a single performance obligation of providing hash calculations for the mining pool operator. The continuous renewal options do not represent material rights because they do not provide the Customer with the right to purchase additional goods or services at a discount. Specifically, the contract is renewed at the same terms, conditions, and rate as the current contract which is consistent with market rates, and there are no upfront or incremental fees in the initial contract. The Company has full control of the mining equipment utilized in the mining pool, and if the Company determines it will increase or decrease the hashrate calculations of its machines and/or fleet (i.e., for repairs or when power costs are excessive) the hashrate provided to the Customer will be increased or reduced.

Step 3: The Company receives non-cash consideration in the form of bitcoin, fair value of which the Company measures at 23:59:59 UTC on the date of contract inception using the Company's principal market for bitcoin. Although the contract renews continuously throughout the day, and thus the value of the consideration should be assessed continuously throughout the day, the Company has concluded that using the 23:59:59 UTC bitcoin price each day does not result in a materially different outcome. According to the Customer contract, daily settlements are made to the Company by the Customer based on the hash calculations provided over contract periods and the payout is made at approximately 1:00 AM UTC time, the following day. There are no other forms of variable considerations, such as discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties, or other similar items.

The Company earns non-cash consideration based on the Full-Pay-Per-Share (“FPPS”) payout method set forth by the Customer in the form of bitcoin. The amount of bitcoin the Company is entitled to for providing hash calculations to the Customer's mining pool under the FPPS payout method is made up of block rewards and transaction fees less mining pool fees determined as follows:

•
The non-cash consideration calculated as a block reward over the continuously renewed contract periods is based on the total blocks expected to be generated on the Bitcoin Network for the daily 24-hour period beginning midnight UTC and ending 23:59:59 UTC in accordance with the following formula: the hash calculations that the Company provides to the Customer as a percent of the Bitcoin Network’s implied hash calculations as determined by the network difficulty, multiplied by the total Bitcoin Network block rewards expected to be generated for the same period.
•
The non-cash consideration calculated as transaction fees paid by transaction requestors is based on the share of total actual fees paid over the continuously renewed contract periods beginning midnight UTC and ending 23:59:59 UTC in accordance with the following formula: total actual transaction fees generated on the Bitcoin Network during the contract period as a percent of total block rewards the Bitcoin Network actually generated during the same period, multiplied by the block rewards we earned for the same period noted above.
•
The sum of the block reward and transaction fees earned by the Company is reduced by mining pool fees charged by the Customer for operating the mining pool based on a rate schedule per the mining pool contract. The mining pool fee is only incurred to the extent we perform hash calculations and generate revenue in accordance with the Customer’s payout formula during the continuously renewed contract periods beginning mid-night UTC and ending 23:59:59 UTC daily. This amount represents consideration paid to the Customer and is thus reported as a reduction in revenue.

Step 4: The transaction price is allocated to the single performance obligation upon verification for the provision of hash calculations to the Customer's mining pool. There is a single performance obligation (i.e., hash calculations or hashrate) for the contract; therefore, all consideration from the Customer is allocated to this single performance obligation.

Step 5: The Company’s performance is complete in transferring the hash calculations over time to the Customer and the Customer obtains control of the contributed hashrate. The performance obligation of hash calculations is fulfilled over time, as opposed to a point in time, because the Company provides the hash calculations throughout the contract period and the customer simultaneously obtains control of it and uses the asset to produce bitcoin.

There are no deferred revenues or other liability obligations recorded by the Company since there are no payments in advance of the performance, and there are no remaining performance obligations after providing hash calcul